SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	2009 annual report to shareholders

Item 1

Unaudited Information

ANNUAL REPORT

CONTENTS
HISTORY AND EQUITY OWNERSHIP OF THE COMPANY

PURCHASE OF TELEFONICA DATA ARGENTINA S.A. (“TDA S.A.”)’s SHARES

POLITICAL AND ECONOMIC, REGULATORY AND LEGAL CONTEXT
Political and economic context
Regulatory Framework
Tariff Renegotiation

CORPORATE MATTERS
Shareholding structure
Listing
Dividend policy
Decision-making Organization
Internal control and financial reporting
Organizational chart
Directors and committees of Telefónica de Argentina S.A.
Main Executive management
Directors and executive management compensation
Human capital management
Telefónica and its contribution to the generation of opportunities in education, social development, art, and knowledge.
Corporate Governance in Telefónica Group

SERVICE AND MARKET CUSTOMERS
Residential Customers
Business Unit
Wholesale Business
Corporate Business
Network and systems services
Collection procedures
Significant variables

ECONOMIC AND FINANCIAL ISSUES
The strategic plan
Financing policy and financial position
Negotiable obligations program
Comparative balance sheet figures
Analysis of main changes in balance sheet captions
Net Income for the fiscal year
Analysis of main changes in statement of operations captions
Proposed income (loss) appropriation
Proposed Directors’ and Supervisory Committee fees

PROSPECTS
ACKNOWLEDGMENT

Unaudited Information

HISTORY AND EQUITY OWNERSHIP OF THE COMPANY

Telefónica de Argentina S.A. (“Telefónica” or “the Company”) was organized in Argentina as a stock corporation on April 23, 1990, under the name Sociedad Licenciataria Sur Sociedad Anónima, for a period of 99 years. The organization of the Company was filed for registration with the Argentine Public Registry of Commerce on July 13, 1990. Its present corporate name was filed for registration on December 3, 1990.

The Company’s principal executive office is located at Ingeniero Huergo 723, Ground Floor, (C1107AOH) Buenos Aires, Argentina. Its telephone number is (++5411) 4332-2066.

The Company is a licensed supplier of fixed-link public telecommunications services and basic telephone services in Argentina. Applicable regulations define basic telephone services as both (1) the supply of fixed telecommunications connections which form part of the public telephone network or are connected to such network, and (2) the provision through these links of local, domestic long-distance and international telephone voice services. The Company’s license is perpetual, as it has been granted for an unlimited period of time.

The capital stock is represented by common book-entry Class A and Class B shares, each with a AR$ 0.10 face value. The Class A shares represent 62.53% of the Company’s capital stock. The Class B shares represent 37.47% of the Company’s capital stock.

As of December 31, 2009, Compañía Internacional de Telecomunicaciones S.A. (“COINTEL”) owned 52.70% of the Company’s capital stock through its holding of 3,599 million Class A shares representing 51.53% of capital stock and 81.4 million Class B shares representing 1.2% of the Company’s capital stock. If COINTEL’s Class A shares holding is reduced to less than 51% of the Company’s capital stock, the shares transfer should be approved by Regulatory Authority. On January 8, 2010, COINTEL transferred to Telefónica Internacional S.A. (“TISA”) 2,999,657 of the Company’s Class A shares, with par value of $0.1 per share, and entitled to one vote per share, representing approximately 0.04% of the Company’s capital stock and votes, and 2,035,564 American Depositary Receipts (“ADRs”), each representing 40 Class B shares, with par value of $0.10 per share and entitled to one vote per share, representing approximately 1.17% of the Company’s capital stock and votes. As of the date of issuance of the financial statements, Cointel holds 51.49% of the Company’s capital stock. As of December 31, 2009, Cointel’s shareholders were three affiliates of Telefónica S.A. (“TSA”) that collectively own the entire capital stock of Cointel. These three affiliates are Telefónica International Holding B.V. (“TIHBV”, with a 37.3258% interest), Telefónica Holding de Argentina S.A. (“THA”, with a 50% interest), and Telefónica Internacional S.A. (“TISA”, with a 12.6742% interest).

 As of December 31, 2009, TISA owned 14.99% of the Company’s capital stock through the ownership of ADRs representing Class B shares, and Telefónica Móviles Argentina S.A. (“TMA”) owns Class A shares, Class B shares and ADRs representing Class B shares for a total of 29.56%. TIHBV holds Class B shares representing a 0.95% equity interest.

In June 2009, TSA issued a Public Offering of Acquisition for the entire capital stock held by minority shareholders (1.8%), in accordance with Decree No. 677/01. On December 3, 2009, the CNV approved the price offered by TSA. The amount for the acquistion price is available for the shareholders at BBVA Banco Francés. On January 25, 2010, TSA registered as a public deed the Unilateral Declaration of Acquisition of the total remaining capital stock held by minority shareholders. Consequently, as from the date of the public deed, (i) TSA has acquired the total remaining capital stock of the Company held by minority shareholders and, (ii) the Declaration of Acquisition implies as a matter of law the withdrawal of the Company’s stock from the public offering and quotation regime.

Unaudited Information

Summary table as of the date of issuance of the financial statements

PURCHASE OF TDA S.A.’s SHARES

In connection with Telefónica’s Group internal reorganization process, on May 4, 2006, the Company’s Board of Directors approved the purchase of shares that represent 97.89% of the capital stock and votes of TDA S.A., owned by Telefónica Datacorp S.A. (“Datacorp”), a company indirectly controlled by TSA. This transaction was approved by the Company’s Audit Committee, prior to its discussion by the Board of Directors. The Audit Committee considered the transaction reasonably qualifies as having been agreed on terms that are usual and customary in the market.

On December 2, 2008, as the conditions of the agreements between the parties had been met, the Company and Datacorp executed the closing agreement (the “Closing Agreement”) whereby Datacorp agreed to transfer to the Company 802,645 common stock shares with nominal value of AR$100 per share and entitled to one vote per share, representing approximately 99.75% of the capital stock and votes of TDA S.A.

The transaction was made for a total amount of US$ 57,084,835.

On December 10, 2008 the Company performed a paid-in capital contribution of 100 million in its controlled company as of that date TDA S.A., issuing consequently 1,000,000 common stock shares with nominal value AR$100 per share, entitled to one vote per share. As of the date of issuance of the financial statements, the registration of this capital stock increase at Public Register of Commerce is still pending.

In addition, on December 10, 2008, TDA S.A.’s Board of Directors approved the transfer to Telefónica of 1,972 treasury shares, representing approximately 0.25% of its capital stock and voting rights.

On December 23, 2008, the Company and its subsidiary company TDA S.A. entered into a Preliminary Merger Agreement, which purpose was (i) to analyze and, if applicable, initiate the merger process between both companies effective as from January 1, 2009; (ii) to provide for the preparation of the related financial statements; and (iii) to provide for the appropriate preparation of a Merger Prospectus and Preliminary Merger Commitment, which was approved by the Company and TDA S.A.’s Boards of Directors on February 16, 2009. In addition, on April 20, 2009, the Company’s General Ordinary and Special Class A and B Shareholders’ Meeting, approved the Preliminary Merger Agreement and the merger by absorption of TDA S.A., which is dissolved without liquidation.

On June 29, 2009, the Company and TDA S.A. executed the Final Merger Agreement whereby the Company absorbed TDA S.A.’s total assets, liabilities and shareholders’ equity under the terms and conditions set forth in the Preliminary Merger Agreement. On September 24, 2009, through Resolution No. 16.203, the CNV decided the authorization of the merger of TDA S.A. under the terms of Section 82 of Law No. 19.550, to send the files to the Argentine regulatory agency of business associations (“IGJ”) in order to register the merger, and to request the Company proof of the registration of the dissolution without liquidation of TDA S.A. with the Public Register of Commerce, which is currently pending.

Unaudited Information

In accordance with the abovementioned Preliminary Merger Agreement, the date of the reorganization was established on January 1, 2009, based on both companies’ book values arising from the annual financial statements as of December 31, 2008.

On May 1, 2009, TDA S.A.’s operating and accounting systems were incorporated into the Company’s systems and the operations of both companies were unified. This merger aimed to centralize in a single organization the management of the companies, that is to say, a coordinated and consistent management of all merged activities allowing an adequate planning and preventing redundant expenses, with a minor impact of fixed costs. In addition, the merger allowed to improve commercial management actions, technical operations, customer service systems, to enhance sales actions and obtain the following synergies:

1)	Economies of scale arising from the integration of the companies’ telecommunication networks;
2)	Improving the conditions in suppliers arrangements;
3)	Costs savings attained by grouping corporate activities;
4)	Shorter times for developing new product and service markets which will translate in more satisfied for customers;
5)	Enhanced strategic, operational and financial flexibility in the corporate business segment; and
6)	Obtainment of a more convenient structure for the companies’ activities for tax purposes.

In accordance with the abovementioned, the Company’s financial statements for the fiscal year ended December 31, 2009 incorporate the assets, liabilities and income and loss of TDA S.A. since January 1, 2009.

POLITICAL AND ECONOMIC, REGULATORY AND LEGAL CONTEXT

Political and economic context

After the expiration of Néstor Kirchner administration for the period 2003 through 2007, his wife, Cristina Fernández de Kirchner, assumed as President of Argentina as she won the elections in October 2007 in first round by having exceeded the 45% threshold. In spite of the favorable tendency received in economic terms, the lady President faces multiples challenges related to institutional, political, economic, social and international matters in a context of global crisis. Recently, the ruling political party lost the absolute majorities and the quorum in both houses of the National Congress as from the renewal of chairs scheduled which occurred in December 2009 (although it maintains the first minorities in both houses), as a consequence of the outcome of the parlamentary elections held in June 2009.

As of the beginning of the crisis in the international financial markets, Argentine economic activity increased at high rates: annualized rate of 8.7% in 2007 and annualized rate of 7.0% in 2008, driven by private consumption and by investment. However, in the first eleven months of 2009, economic activity measured by EMAE-INDEC improved an annual 0.5%. The Gross Domestic Product (“GDP”) grew 9.0% in 2004, by 9.2% in 2005, by 8.5% in 2006, by 8.7% in 2007 and by 6.8% in 2008. In addition, the Consumer Price Index in Argentina determined by “INDEC” remained a single-digit figure during 2008: 7.2%, whilst wholesale prices accumulated an 8.8% increase over the year. In 2009, retail prices increased 7.7% annually and wholesale prices increased 10.0% annually.

According to official figures, the unemployment rate raised slightly to 8.4% of the economically-active population in the third quarter of 2009 (measured as four-quarter average), however falling from levels over 20% during the worst periods of the Argentine crisis 2001-2002. The fall in the growth rate of GDP, is the main cause of the rise in the unemployment rate. According to official figures, poverty is at the level of 13.9% of total population and indigence represents the 4.0% of total population in the first semester of 2009.

As far as the main financial variables are concerned, the dollar exchange rate fluctuates around AR$ 3.85 per U.S. dollar, meanwhile the capital flight tends to hold back after the election period and the minor depth of the international crisis. The Merval index closed as of the closing date of the financial statements in 2,320 points, accumulating in 2009 a 114.9% in Peso-denominated gain and a 94.8% measured in US dollars. In turn, the interest rates were moderate compared to those at last fiscal year-end, with the interest rate for loans to first-level companies (“PRIME”) of 30 days having been set at 15.0% per annum (December 2009 average) and the interest rate for fixed-term banks deposits of over 1 million pesos (“BADLAR”) of 30 days having been set at 9.8% per annum (December 2009 average).

Unaudited Information

Argentina’s total sovereign debt decreased from US$ 189.8 billion, in the first quarter of 2005, to US$ 141.7 billion (equivalent to 46% of GDP) in the third quarter of 2009. Those levels of indebtedness are above the level as of December 2001, although the terms have been extended considerably and the service payments are lower. This reduction in the country’s sovereign indebtedness is due to the conclusion of the process to renegotiate the amounts defaulted in the first quarter of 2005 and to the early settlement of the full amount owed to the International Monetary Fund (“IMF”), made in January 2006, with a disbursement of about US$ 9.5 billion. Notwithstanding this, there are still US$ 30.0 billion in indebtedness not submitted for swap (hold-outs) and approximately US$ 6.4 billion in indebtedness still pending for settlement with Club de París.

The prospects for the following months indicate that the economic activity will show some degree of recovery, boosted by the gradual emergence from the international crisis (especially in emerging and regional countries) and maintenance of the favorable exchange terms the country has, in relation to the rest of the world.

In the financial markets the perspective for the exchange rate points to a slide of the Peso against the US Dollar, while interest rates will keep adjusting in real terms.

Evolution of the main macroeconomic variables:

	2004	2005	2006	2007	2008	2009
Real Growth of Gross Domestic Product (*)	9.0%	9.2%	8.5%	8.7%	6.8%	1.2%
Exchange Rate ($/U$S) – end of period	2.97	3.03	3.07	3.15	3.45	3.8
Variation in the Consumer Price Index	6.1%	12.3%	9.8%	8.5%	7.2%	7.7%
Variation in the Wholesale Price Index	8.8%	10.6%	7.7%	15.0%	8.8%	10.0%
Trade Balance (billions of U$S)	12.1	11.3	12.3	11.2	12.6	17.0
Unemployment (% of the economically-active population) (*)	13.6%	11.6%	10.2%	8.5%	7.9%	9.6%

Source:
Central Bank of Argentina (BCRA)
Instituto Nacional de Estadísticas y Censos (INDEC)
Ministry of Economy and Public Finance (MECON)
(*) Estimated data for the year 2009, as the official data has not been published as of the date of issuance

Regulatory Framework

Tariff Renegotiation

The Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, which has been extended until December 31, 2011, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indices and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the AR$ 1 to US Dollar 1 exchange rate. Furthermore, Section 9 of this Law authorized the Federal Executive Power (the “PEN”) to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and the distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies (see note 8.1 to the Company’s financial statements).

On May 20, 2004, Telefónica, Telecom Argentina S.A. and the Argentine Government signed a memorandum of understanding pursuant to which the parties confirmed their intent to reach a final contractual renegotiation agreement prior to December 31, 2004, which eventually did not come to happen. In addition, they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004 and to implement the actions necessary for: (i) the development of services aimed at the beneficiaries of the Head of Household Plan and for pensioners who

Unaudited Information

do not have a telephone line and, (ii) the promotion of Internet access in provincial centers at discount prices. Lastly, the memorandum of understanding ratified tax stability for the contracts.

The relationship between variables determining revenues and costs was affected as a result of the “pesification” and freezing of the Company’s tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the regulatory framework to be designed by the Argentine Government in the future. The Transfer Contract provides for mechanisms to re-balance the relation between the variables that determine income and costs (including investments), i.e., the so-called "economic and financial equation" upon the occurrence of certain circumstances.

On February 15, 2006, the Company and Renegotiation and Analysis of Public Utilities Agreements Unit (“UNIREN”) signed on behalf of the Argentine Government, a Memorandum of Understanding 2006. After the procedures provided for in current regulations are met, this instrument will be the necessary background to execute the Protocol of Renegotiation of the Transfer Contract approved by Decree No. 2332/90 (“Protocol of Renegotiation”), in accordance with the provisions under section 9 of Law No. 25,561.

Among others, the Memorandum of Understanding 2006 deals with the following main issues:

1.	Investments: the Company shall continue with the investments aimed at the development and technological update of its network and new services.
2.
Service Targets and Long-Term Targets: it is agreed that as of December 31, 2010 the Company must achieve the goals established as Long-Term Targets pursuant to Decree No. 62/90 and in the General Regulations on Basic Telephone Service Quality. Targets have also been established for achievement starting in 2005 which shall be in force until the date above mentioned.

3.
Contractual Situation: the National Communications Commission (“CNC”) and UNIREN's Executive Secretary have expressed that they have proceeded, in accordance with current rules and regulations, to an analysis of the progress and degree of compliance by the Company with the commitments assumed pursuant to the Transfer Contract and the regulatory framework. The conclusion has been that until the signature of the Memorandum of Understanding 2006 the Company has complied to an acceptable degree, there being only specific non-compliances, for which penalties have been imposed, and issues inherent in operations being pending, which would be resolved before June 30, 2006. Despite the scheduled date, the matters referred are still pending.

4.	Regulatory Framework.
5.	Stay of Actions and subsequent Waiver of Rights and Withdrawal of Actions.
6.
Adjustment of Incoming International Calls in the Local Area through the application of a correction factor, so that the value referred to in section 37 of Annex II to Decree No. 764/00 undergoes a three-fold increase.

7.
Unification of the low-rate time band for local calls, national and international long-distance calls, which in the aggregate results in the application of lower discounts starting with the implementation of the Protocol of Renegotiation.

8.
Equal Treatment: In the context of the process to renegotiate the agreements, the National Government undertakes to treat the Company on the basis of terms reasonably similar and equal to those afforded to other telecommunications companies participating in said process.

The parties agreed to comply with and maintain the legal conditions provided in the Transfer Agreement and regulations effective to date. Thirty days after the public hearing to discuss the Memorandum of Understanding 2006, which was celebrated on April 28, 2006, both the Company and its shareholders should suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress before administrative and arbitral tribunals or any court of law, in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding the Company’s license and Transfer Contract. In this sense, the Company and its shareholders filed in the time limits established, the suspension requested mentioned in the Memorandum of Understanding 2006 and then subsequent extensions which latest maturity date was on April 6, 2009. As of the expiration date, the Company, its shareholders and the Argentine government expressed their intention to negotiate the terms of the next steps to be followed. In that sense, Telefónica S.A. and the Argentine Government requested, in mutual agreement, the Court of the International Centre for Settlement of Investment Disputes ("CIADI") to terminate the arbitration proceedings initiated by Telefónica S.A., having the Court ruling so on September 24, 2009. The termination of the arbitration proceedings does not imply that either Telefónica S.A. or the Argentine Government waive any of their rights.

Unaudited Information

In order to ensure the necessary foreseeability in the telecommunications sector and considering the telecommunications expertise and experience contributed by sector companies, the PEN committed its efforts to consolidating an adequate and consistent regulatory framework which, based on the legal and technical aspects of the industry, supplements and strengthens the regulations applicable to the sector.

In the opinion of Company’s Management and its legal advisors, under the general principles of administrative law applicable to the List of Conditions and the Transfer Contract, the future rates should be set at levels sufficient to cover the cost of the service in order to preserve regular, uninterrupted and efficient provision of the public telephony utility service. It is possible that, over time, such rates scheme may not maintain the rate values in US dollars or in constant pesos in relation to any future increase in the general price level.  If a future regulatory framework did not provide for the rates to change at a pace allowing balancing the economic and financial equation that both the List of Conditions and the Transfer Contract intended to preserve, such rate schedule could have an adverse impact on the Company’s financial position and future results. To date, the Company’s Management could not predict the possible outcome of the renegotiation pursuant to Public Emergency Law or the rates system that will apply in future or when it will be implemented.

Pursuant to the Memorandum of Understanding 2006, the PEN has undertaken to make efforts to establish in the future a stable legal framework allowing to regulate the activities in the sector. To that end, it shall send a bill of proposed legislation to the Legislative Power which shall include the following minimum contents:

•	Assurance of a stable and effective regulatory framework applicable to the industry;
•	Maintenance and assurance of legal stability for the benefit of service development;
•	Strengthening of the Nation's common welfare;
•	Assurance of adequate service supply:
•	Assurance of effective protection for the rights of users and consumers;
•	Incentives to the involvement of the private sector in telecommunications;
•	Promotion of a sustainable technological evolution in the sector with a view to fixed and wireless connectivity;
•	Development of the Argentine telecommunications industry;
•	Promotion of job creation;
•	Promotion of investment commitments that guarantee sustainable development in telecommunications infrastructures based on respect for the principle of technological freedom; and
•	Establishment of equal treatment for all providers.

The financial statements consider the effects derived, and those projected, by the Company’s Management, from the regulations enacted as of the date of issuance. The effects of any additional regulations that may be implemented shall be considered at the time they are enacted in their final form and once they are part of the regulatory framework in force and applicable to the Company’s operations.

CORPORATE MATTERS

Shareholding structure

The Company’s shareholding structure as of the date of is as follows:

Shareholder	Class A shares	%	Class B shares	%	Total shares	%

COINTEL	3,596,126,978	51.49%	-	-	3,596,126,978	51.49%
TISA	2,999,657	0.04%	1,128,312,880	16.16%	1,131,312,537	16.20%
TMA	768,262,045	11.00%	1,296,324,988	18.56%	2,064,587,033	29.56%
TIHBV	-	-	66,171,964	0.95%	66,171,964	0.95%
TSA	-	-	126,001,784	1.80%	126,001,784	1.80%
					6,984,200,296	100.00%

Unaudited Information

Listing

Telefónica de Argentina S.A. shares were listed on the BCRA and on NYSE until on January 25, 2010, when the Declaration of Acquisition of the total remaining capital stock held by minority shareholders was registered as a public deed. Consequently, as from the date of the public deed, (i) TSA has acquired the total remaining capital stock of the Company held by minority shareholders and, (ii) the Declaration of Acquisition implies as a matter of law the withdrawal of the Company’s stock from the public offering and quotation regime.

Its stock was listed since March 8, 1994, on the NYSE through ADRs. The shares are identified with the “TAR” ticker symbol. ADRs represented 10 Class B shares of 1 peso par value each. As a result of the capital stock reduction performed in 2006, the ADRs represent 40 class B shares of 10 cents par value each, as from December 22, 2006.

High and low stock quotes on the BCBA for the latest ten years are as follows (in Argentine pesos):

Fiscal year	High $	Low $
1999	3.24	2.58
2000	4.93	2.43
2001	3.73	0.75
2002	2.80	0.80
2003	3.05	1.14
2004	3.90	1.95
2005	3.35	2.17
2006(1)	13.24	5.74
2007(2)	15.20	9.90
2008(2)	10.30	3.10
2009 1st quarter(2)	7.20	5.70
2009 2nd quarter(2)	10.00	6.25
2009 3rd quarter(2)	10.10	9.10
2009 4th quarter(2)	10.00	9.00

Source: Buenos Aires Stock Exchange

(1)
As from 2006 the prices reflect the effect of the capital stock reduction and the change in the face value of the above-mentioned shares. Additionally, as from 2006,  prices are stated with respect to a nominal value of AR$ 1.

(2)	The prices are stated with respect to a nominal value of AR$ 1.

Dividend Policy

The declaration, amount and payment of dividends are determined by a majority vote of the holders of the Company’s common stock on recommendation of the Company’s Board of Directors. Because COINTEL is the majority shareholder of the Company and can appoint the number of directors necessary to prevail in the Board, it can recommend and approve or disapprove the declaration, amount and payment of dividends, subject to the availability of profits and the customary legal restrictions contained in Argentine law.

The Company has not distributed dividends as from the fiscal year 2002, including the fiscal year ended December 31, 2009.

Decision-making Organization

Corporate decision-making at the Company is based on an internal division into functional areas, geographic, customer and business unit departments and process standardization and operation as set

Unaudited Information

forth in formal procedures, to allow for and ensure the coordination of tasks and functions across the organization.

In conjunction with authority delegation and decentralized decision-making, control procedures are in place to maximize goal setting and attainment and ensure dynamic operations in keeping with the style of a high-technology, mass service provider.

Ongoing and systematic interaction between operators and Management Control, Finance, General Secretary, Human Resources main areas enables a comprehensive analysis and orientates, prioritizes and optimizes the expenditure and investment budget in order to define the tactical and operational plan. These ideas rely on an integrated corporate management system, achieving operational efficiency and transparency when managing the budget.

Internal Control and Financial Reporting

The Sarbanes – Oxley Act, published in the United States in 2002, lays down a series of duties related to internal control over financial information that are mandatory for all public companies governed by the U.S. Securities and Exchange Commission (“SEC”). Specifically, section 404 of the SOX requires the inclusion in annual reports of a statement by the Company’s management of the effectiveness of internal controls over the Company’s financial reporting and a certification issued by the Independent Accountant.

Such act applies to the Company regarding to the management’s statement of the effectiveness of its internal control system for financial reporting. The Independent Accountant’s certification shall apply as from the fiscal year 2010.

The Company has established a General Assessment Model that includes the review of the Company’s general controls as well as the specific controls over the main processes with an impact on financial reporting. Such review is carried out mainly in the following phases: the first phase consists in identifying the Company’s processes that feed critical accounts; then such processes are subject to a preliminary analysis that includes identifying existing control activities, required controls not yet in place, as well as those that though currently applied are not reflected in the documented description of processes, as well as proposals for improvement in the design of existing controls. The second phase verifies that the controls established in the prior phase are properly operational and proposes actions and improvements in internal control.

Therefore, the implementation of such Model, in combination with strategic planning, administrative procedures, information and communication systems, personnel assessment, management and quality control,  contributes to ensuring an internal control system that guarantees that objectives shall be met with efficacy and efficiency in operations, with reliable financial information and in compliance with current rules and regulations.

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Organizational Chart

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Directors and committees of Telefónica de Argentina S.A.

Directors	Supervisory Committee

Chairman
Eduardo Fernando Caride	Santiago Carlos Lazzati
Francisco Javier de Paz Mancho	Edgardo Alejandro Sanguinetti
José Fernando de Almansa Moreno-Barreda	Eduardo Luis Llanos
Mario Eduardo Vázquez
Manuel Alfredo Alvarez Trongé
Jaime Urquijo Chacón (1)
Guillermo Harteneck (1)
Luis Ramón Freixas Pinto (1)

María Cristina Sobbrero
Roberto Aníbal Oneto
Hugo Guillermo Waingortin
Alternate Directors

José María Alvarez Pallete	Audit Committee
Gaspar Ariño Ortíz
Luis Blasco Bosqued	Jaime Urquijo Chacón
Javier Benjumea Llorente	Guillermo Harteneck
Juan Jorge Waehner	Luis Ramón Freixas Pinto
Cristián Aninat

Board Secretary

Alejandro Pinedo

(1)	Telefónica de Argentina S.A. currently has three members of the Board who meet the independence requirements established by the CNV. These directors are members of the Audit Committee.

The Board of Directors is made up of the directors appointed by the Shareholders’ Meeting within the limits established in the Company’s by-laws.

The Board of Directors determines – based on the circumstances prevailing at the time, and in accordance with the importance of the issuer and with the decision-making process – whether its number of members is adequate in order to propose, if applicable, its change to the Shareholders’ Meeting.

The Board of Directors includes an adequate number of independent directors. In addition, the Board of Directors has formed a sufficient number of committees in order to attain its mission effectively and efficiently.

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Main Executive Management

Chairman	Eduardo Fernando Caride
Internal Audit	Manuel Neira Montes
Management Control and Resources	Sebastián Minoyetti
Institutional Relations	José Luis Rodríguez Zarco
General Secretary	Alejandro Pinedo
Business strategy, wholesale business and regulation	José Luis Aiello Montes
Finance	Juan D’Ambrosio
Human Capital	Raúl Lacaze
Enterprises	Javier Roldán

General Manager	Juan Jorge Waehner
Residencial Business Unit	Marcelo Tarakdjian
Business Unit (*)	Alexis Krossler
Network and systems	Horacio Oscar Acerbi
Costumer Service	Ariel Ginzburg

(*) incumbent.

Directors and executive management compensation

Board of Directors compensation is determined and approved by the shareholders’ meeting after the end of each fiscal year.

Executive manager’s compensation is determined in accordance with a dual policy providing for fixed and variable compensation. The fixed portion of compensation is proportional to the responsibility that is inherent in a certain position and compensation paid for similar positions on the market. The variable portion of compensation is hinged on performance, and is proportional to the extent to which certain predetermined goals have been achieved throughout the year.

In June 2006, Telefónica Group approved a performance share plan intended for certain executives. The plan comprises 5 cycles of three years each, and the whole plan expires on June 30, 2013. Delivery of the shares is linked to Total Shareholder Return (as the measure for determining value generation in the Group in the medium and long term). See note 15. to the Company’s financial statements.

On February 15, 2007, the Company’s Board of Directors approved the summary of social security plan for executives (the “SSE Plan”), which consists in making monthly contributions shared between executives and the Company to a special vehicle in order to cover contingencies related to retirement, early retirement, total disability and death of the executives eligible as beneficiaries of the SSE Plan. The contributions are based on a percentage of the annual and fixed gross compensation of the participant and an additional percentage paid by the Company in different portions. The Company is not liable for the performance of the funds contributed or for the availability thereof to the participants. Also, on November 5, 2009, the Company’s Board of Directors approved some modifications to the SSE Plan’s contributions structure, which consists of changing from the previous model divided in two contribution portions (Portion I: contributions made by the Company and the participant; Portion II: contribution made by the Company only), into a model with only one portion in which the contributions are shared between the participant and the Company, consequently eliminating the Portion II. See note 15. to the Company’s financial statements.

Human Capital Management

The main objectives of Human Capital are to align and coordinate people’s management in order to facilitate the achievement of business objectives, and to ensure the Company’s employees an appealing and motivating professional career.

During 2009 the focus was placed on the following pillars: 1) Organization, 2) Labor and Trade Unions Relationship, 3) Service Culture, 4) Leadership, 5) Development, 6) Recognition, 7) Communications, and 8) Life Quality.

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1. Organization

The implementation of the “operational efficiency” program allowed a comparative analysis by activity between the organization and the rest of Telefónica’s Group operators in Latin America. This benchmark allowed to share best practices and to identify improvement actions to enforce implemented. This year’s focus was set on those activities related to customer through call centers.

Within this model, and as a differential factor, management indicators were established, contemplating the Company’s personnel and personnel of third companies grouped by activities, allowing a more comprehensive and real assessment of the resources involved.

The trend is to develop simpler structures (less hierarchical) enabling greater facility in the decision-making process, simple and agile processes to promote the development of new business.

Models were developed to improve management’s efficiency through performance plans for non commercial resources, performance measuring systems through quantitative and qualitative factors and improving operation’s planning tools.

2. Labor and Trade Unions Relationship

The action plans focused on the following:

2.a- Inclusion of proactive operational leaders  in every negotiation (company – trade union), in order to render empowerment, capacity and speed of action in front of their collaborators and trade union representatives needs.

2.b- A closeness and synergy plan with trade unions was developed, enabling the implementation of a weekly-scheduled work plan, achieving the development of a model that analyzes problems reducing conflicts significantly.

2.c-  Health and prevention programs that have an impact on the entire community were developed, in order to monitor accidentology indicators and to prevent occupational and endemic illnesses such as Influenza “A” and dengue, both at work and at home.

2.d- Regarding the operational efficiency initiative, a Third Party Management Program was developed and implemented in order to reduce solidarity contingencies, strengthen third parties management, and ensure personnel management transparency through the implementation of a program that strengthens structural relationship, ensuring the sustainability of the model and the final customer service.

3. Service Culture

Telefónica has defined cultural guidelines on its desired position regarding the service provided to its customers, hoping to become a company with simple interactions, that values customer’s loyalty, has staff committed in offering solutions, gives the best solutions to customer needs, fulfills its agreements, and offers reliable products and services. These internal promises, approved by the Management Committee, were the line of argument of the entire communication plan, participating all of its collaborators.

For this purpose, a Quality Plan was launched, which aims the improvement of the processes and indicators leveraging customer satisfaction, along with a cultural transformation plan driving the organization towards the desired change. For this reason, the Inspira Project was implemented, based on the incorporation of the technical “appreciative methodology” in order to motivate teams in the search, establishment, and expansion of the current and potential organizational capabilities in order to improve our customers’ experience. The Project's main action was conducted in workshops where all collaborators participated, led by the Company’s executives.

4. Leadership

A Training Plan for the Company’s middle management was developed and implemented (LIDERA), based on a profound diagnostic of the leadership style and the application of several tools and management information analyses. Therefore, a Leadership Map and Individual Reports for over one thousand participants were obtained, implemented in 2009, which enable the design of a development path in order to cover the areas to be improved regarding to the expected profile. The mentioned plan will continue throughout 2010.

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5. Development

Telefónica favors transparency in the process of internal mobility of its employees. For this reason, vacancies are first offered internally and, in order to facilitate communications, an open employment blog was created which publishes selected searches, some tips for interviews, recommended readings, and testimonies of employees who have rotated through the Development Opportunities program. In addition, we systematized the personalized feedback process for the finalists of each search.

In order to focus on the development and training of Young Professionals, an Internal Tutor program was created with leaders from different areas to guide and help young professionals through their learning processes. Additionally, summer internships were carried out with the children and siblings of employees who did not have any work experience, facilitating the integration of the company, the family and society.

In order to favor the development of employees with outstanding performance and projection, scholarships were granted to take postgraduate courses and Master’s degrees, in Argentina as in Spain. On the other hand, Telefónica has a Corporate University in Barcelona for the development of all its directors and managers identified as substitute directors and managers where study programs of the highest international academic quality are annually accomplished.

6. Recognition

The recognition program called “Protagonists”, launched in 2008 as a management key’s tool for all leaders was strengthened. This initiative aims to generate a culture in which recognition fosters trust and team work, favors closeness between leaders and collaborators, encourages recognition among peers and allows for the reward of extraordinary actions, contributing the development of our three key management elements: growth, quality, and efficiency.

7. Communications

In order to facilitate fluid and direct communication, multiple meetings were held, in which the Company’s top executives and personnel from different levels and from different areas of expertise participate, achieving closeness, receiving concerns and giving feedback.

8. Life Quality

Telefónica aims to be recognized for generating excellent experiences in terms of the quality of life of its employees, fostering flexible time, comradeship, and healthy habits for them and their families. For this reason, the balance between the personal and working life of our employees is facilitated by the “Time for you” program, designed so that people can meet their objectives in an environment with flexibility to organize their time and workplace.

In 2009, Telefónica was incorporated into the prestigious “Great Place to Work” ranking as one of the best companies to work in Argentina between the companies with more than one thousand employees, positioning in the 9th position.
Telefónica and its contribution to education, social development, arts, and knowledge oportunities

Since its creation, Fundación Telefónica’s (“the Foundation”) goal has been to contribute to the creation of future possibilities for thousands of children, teenagers and members of vulnerable communities close to the regions where Telefónica Group operates in our country, bulding a social progress and development network through quality education and also sharing its main assets: great technological capacity, strong territorial presence, and the high professional and human level of its employees.

In order to carry out this mission, the Foundation canalizes its actions through defined and concrete programs and projects, developed directly or in cooperation with non-profit educational, social and cultural entities of recognized reputation and proven capacity in order to conduct and achieve the initiatives abovementioned.

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Fundación Telefónica’s activity is divided into five conceptual central points of intervention:

1) Education, through the “Educared” program, an action line that seeks children’s primary and secondary education development through the application and the educational use of Information and Communication Technologies (ITC);

2) Eradication of Child Labor, developed together with TMA, the “Proniño” program, an initiative aimed at the prevention and progressive eradication of child labor in Argentina and Latin America through the interdisciplinary joint work with NGOs, the Public Sector and major international organizations with vast experience in the issue;

3) Volunteering, promoting Telefónica Group’s employees commitment and involvement in the development of social actions and projects for the community through its “Voluntarios Telefónica” program;

4) Debate and Knowledge, enabling the Company’s access to Information and Knowledge -and the incorporation of the largest number of people, specially those who could be excluded of such processes-, the Foundation supports the development of studies and research (and their communication through symposiums, seminars and publications), and promotes the Iberoamerican academic work;

5) Art and New Technologies. Besides promoting the management and spreading of Telefónica Group’s Artistic, Cultural and Historical-Technological Heritage, the Foundation´s main goal is creating equal opportunities for the promotion of contemporary art and the artistic applications that Information Technologies and Communications have in it, and the access –for local public and local artists- and development of training spaces for Argentine and Latin American artists in this specialty, approximating them to top artists and facilitating the production and spreading of their work domestically and abroad.

After several years of action, the Foundation has managed to capitalize and adapt Telefónica’s expertise and know-how, as a leading company in the telecommunications sector, in its lines of action, which has resulted in major benefits in logistics, visibility and commitment terms for many of its initiatives. Currently, the programs not only interact among them, taking full advantage of their synergies, but they have also started to expand this scope to the different Telefónica Group’s areas and companies, multiplying its impact on all stakeholders.

In 2009, Educared’s Experts teams and their Spanish colleagues –and the rest of the Latin-American countries where the program is implemented– worked together in order to shape up the new program’s website (www.educared.org), presented in November at the opening session of the V International Educared Conference, held in Madrid. The new site –currently a unique and global platform – uses the latest web 2.0 technologies and offers teachers and professors the best tools (collaboration, forums, blogs, wikis) for those who seek improving the education and communication with the students through the incorporation of ITC in the classroom. Thus as from this fiscal year end, once again Educared renews its commitment to innovation, consolidating not only as the most recognized and visited site by Argentine teachers, but also being one of the only ones that currently allows the customization of contents by criteria such as native country, language and personal interests.

Also in 2009, Educared has firmly maintained its support to the knowledge dissemination on ITC and Teaching, developing various conferences and workshops at the provinces, and has supported the growth of special education through Integrared, an initiative that works in the research and promotion of adaptative technology to promote an integrating and inclusive education, continuing the implementation of training workshops throughout the country. In turn, this fiscal year Integrared not only has received the “Juntos Educar 2009” award, granted by the “Vicaría Episcopal de Educación” to ventures and personalities that contribute to culture and education development in Argentina, for its work; but also its devices attained significant dissemination and visibility spaces at two Movistar Technological Centers of Customer Experience opened in Córdoba and Buenos Aires, where, since then, visitors with physical disabilities can use the new technologies and access to the web.

During 2009, the website maintained an average of 1,500,000 monthly visitors; and it provided a space for 7,962 teachers, from over 1700 schools, to train in the use of technology in the classroom and to articulate cooperation projects.

Regarding the prevention and progressive eradication of child labor, in 2009, the Proniño program maintained its geographical coverage, continuing its work conducted through 63 project branches and providing comprehensive protection to 9,000 children and teenagers - and their families-; and strengthening its actions in two essential initiative pillars: guaranteeing and promoting an ongoing and

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high-quality education for underage in child labor situation, and making people aware on this issue, its typologies and its impact on young children.

In accordance to the abovementioned, it signed agreements with several Provinces’ Ministries of Education in order to install Telefónica Foundation Classrooms, equipped with computers and Internet access in the places where the program is carried out; and a teacher’s training and dynamization plan was implemented, together with UNESCO, for the use of ITC. The Canal Educared del Educador Proniño, a site for exchange educational material and experiences, was also implemented.

In order to promote the eradication of child labor, in 2009, a major communication campaign was held in the media and, in turn, the “Connected we are stronger against child labor” contest was held, aimed at Communication, Advertising, and Marketing students and young professionals, who were invited to design a advertising campaign to raise the awareness of this issue in our country.

In turn, in 2009, the interconnected human network that makes up the Voluntarios Telefónica program showed it still desires to grow and keep helping those who need it most. In its ninth year of existence, the initiative reached a record amount of 148,374 direct beneficiaries, through 16,678 hours spent on social projects, and welcomed 162 new members who were added to the 1,346 previous members, from all Telefonica Group’s business units and companies. In 2009, 231 volunteers were trained through the different stages offered by the program (classroom and distance) and through all the actions and interventions developed in the fiscal year, 248 schools and social organizations were benefited. The 6th edition of the National Contest of Social Projects (CNPS) promoted the submission of 93 initiatives, 66% more projects than in 2008.

During this period, it was also held a new edition of the transnational experience “Vacaciones Solidarias,” which made possible for Argentine, Spanish, and Ecuadorian employees to conduct, during their vacations, solidary work at Proniño organizations in Salta, Bariloche, and Virreyes, in the province of Buenos Aires, and for the first time, two Argentine volunteers traveled to do solidary work at Peru; and a new innovating participative social budget project was implemented in Bahía Blanca and Mar del Plata.

Art also had its significant moments in 2009. In March, the Espacio Fundación Telefónica (EFT) opened its doors converted into a big sensory “laboratory” showing the “BlueSky” exhibition, organized together with the Centro Cultural de España en Buenos Aires (CCEBA), around the work of the artist Francisco Ruiz de Infante. In June, it was “Extranjerías” ’s turn, the exhibition-developed with the support of the Embassy of Mexico- was the highest point of a two-year research conducted by anthropologists, sociologists, historians, art and literature critics, and communication specialists who, invited by the Foundation’s Debate and Knowledge programs, inquired on what being “foreign” means today. The conclusions were interpreted by ten international artists, and the works exhibited received a highly positive response from critics and people who filled the EFT in Buenos Aires facilities. Finally, in October, the Art and New Technologies program opened up “Geografías celulares” exhibit, a show co produced with TMA and Nokia. The exhibit brought to Argentina the latest trends in art through mobile platforms (cellular phones, blackberries and other wireless devices), and presented for the first time the “technological nomadisms” concept, through a seminar of the main international referents in this new area.

The contribution to the Information Society, regarding to the Debate and Knowledge field, finally had its gala in 2009. The book “Extranjeros en la tecnología y la cultura” (Foreign in Technology and Culture), product of  research conducted over two years by a famous Latin-American specialists team such as Alejandro Grimson, Rosalía Winocur, Andrea Giunta, Graciela Speranza, Gerardo Mosquera, Pat Badani, Mariana Castillo Debal, Carlos Amorales, Arlindo Machado, and Jorge La Ferla, among others, led by the famous Argentine anthropologist settled in Mexico, Néstor García Canclini, was presented at the “Feria del Libro” in Buenos Aires. This work, supported by Telefónica Foundation through its Debate and Knowledge program, was published in cooperation with Editorial Ariel and is the first project entirely created from Argentina to Latin America.

Corporate responsability in Telefónica Group

The Group’s Corporate Responsibility (CR) management is included in the goals and business operation.

The CR strategy is based on the “conducting well your business”, and also, achieving a positive perception of that effort, that is obtaining and maintaining high reputation among the different interest groups. In other words, conducting the day to day management with ethics and integrity, based on the Principles of Action that are the essential postulates on which policies and rules are built; strengthening

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business impacts to contribute to the society progress as a whole, develop social and cultural actions, and communicate with interest groups in a transparent and effective way.

 In 2009, the Telefónica Group presented in Argentina the 2008 V Annual Report on Corporate Responsibility, describing and quantifing the social, economic, cultural and environmental impact of the activities conducted by the Group in the country, reflecting the commitment to the information transparency of information. Additionally, along to the presentation of the report, the “Responsible Use of ITC” website was launched (www.telefonica.com.ar/usoresponsabledetics), which was developed based on the “Interactive Generation in Iberoamérica” research, conducted by the Universidad de Navarra from Spain and Fundación Telefónica, unprecedented at world level.

Within the general plan, it is worth mentioning the “Principles of Action” (PoA) formalization which states the principles and values shared by all collaborators for the achievement of the desired culture. These principles have been communicated throughout the organization levels. The training plan developed enables the inclusion of its concepts in the daily work of the whole community of collaborators. Today, Telefónica de Argentina’s progress degree is 80%. The express commitment of all leaders, guarantors of the compliance with the PoAs, and the participation of trade unions in their implementation guarantee their continuity, as well as the creation of the Corporate and Local PoA Office that along with the claims channels allow the essential knowledge and the participation and involvement of all collaborators in order to ensure the appropriate compliance with these principles.

The V Annual Report on Corporate Responsibility assesses the goals set in 2007, highlights the compliance with the company’s “Principles of Action”; the agreements entered into with trade unions; customer perception and satisfaction rates, and also perception and satisfaction rates among employees, who entered into a “flexible schedule" policy in accordance with various initiatives and benefits; plus the continuity of training programs and the granting of scholarships.

Furthermore, the Report includes detailed analysis of issues related to the implementation of the responsible purchases policy; quality management processes together with Small and Medium Enterprises, with the release of the “Principles of Action” in the chain of value and the environmental subject and the Quality Certification under the ISO 9001:2000 standard in Commercial Centers.

It also shows the Fundación Telefónica’s programs performance (Proniño, EducaRed, Voluntarios Telefónica, Forum, Arte y Tecnología), which are the Company’s social and strategic engine. This document is an essential tool for the Company’s Corporate Responsibility management, which undertakes new commitments at international level in order to promote the use and development of Information Technologies and Communications by children and teenagers, also promoting digital inclusion. The full report can be accessed at www.telefonica.com.ar/rc08.

SERVICE AND MARKET CUSTOMERS

Residential customers

The Residential Customers segment, which represents our traditional business, is specialized in providing basic telephone and broadband services focused on households, pensioners and public telephones.

In 2009, the unit strategy was to achieve a valuable, competitive, and differential proposal based on products and services integration, highly focused in quality and customer experience.

Regarding this, certain initiatives were implemented such as Virtual Hold in the 112 Customer Service process (consisting on informing the waiting time the customer will have, telling them that they will be called by commercial representatives) and the On Line Channel portal (communication channel associated to Internet and Web 2.0, through which customers are commercially involved in all of the business processes: pre-sale, sale, and post-sale, with more benefits), among others.

Telefónica launched the Digital Invoice service, which allows customers to see and pay their invoices through the web without printing them, and also to join the free expiration notice service. This initiative is also aimed at cooperating with the protection of the environment, reducing the use of paper.

In order to get a closer relation with customers, through greater interaction and specialized service, the Company has opened the Business Centers of Lomas de Zamora, San Justo, Quilmes and Morón, offering an exclusive place for customers to test all the products and services offered by the

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Company, meet the latest technologies and solve all concerns and procedures regarding fixed and mobile communications.

Reaffirming our commitment to Quality Management and ongoing improvement, the Customers Service, Sales and Cash processes at the Business Centers were recertified under ISO 9001: 2000 standard.

All of the above resulted in an increase of the General Satisfaction of Residential Customers rate (ISC) up to 7.1 in December 2009, from 6.5 in 2008.

Basic telephony services

Despite 2009’s inflationary context, which had a strong impact on costs, and the steady increase of mobile telephony in residential customers, the final Basic Telephony plant was maintained in 3.8 million lines, while revenues increased 8.2%.

The main growth levers activated throughout the year were: contention of service cancellations due to lack of payment (with retention plans customized according to the needs of each customer sub-segment), creation of  new lines integrating services and value development for customers through traffic packetizing offers and the opportunity to upgrade to new products such as Flat Control Line with calls to cellular phones (fixed charge line that allows urban, interurban, international and cellular telephone calls).

Thus, an improvement in the products mix is seen, increasing from 26% of prepaid lines (Cero, Medida and Control Lines) in December 2008, to 22% in December 2009, as well as a 8.3% ARPU increase, having reached an $ 44.0 monthly average value per line in 2009.

The penetration of Free lines with no credit limit packages also had a significant rise: local traffic increased to 77% in December 2009 from 66% in December 2008, and long distance traffic to 21.4% from 14.5%, respectively.

The Flat Rates final plant increased 38.1% interannually reaching 0.9 million of TPL (Local Flat Rate) packages, 1 million TPLL (Flat Rate per Local Call) packages, 0.3 million TPLL LD (Flat Rate per Long Distance Call) packages, and 0.1 million TPL LD (Flat Rate per Distance Call) packages, proving these products’ success on helping to shield business revenues.

Internet services

Throughout this year, the strategy was focused on enhancing the Telecommunication sector by promoting digital inclusion, education and technological training, and the extension of connectivity. In this way, and supported by the 2.0 web concept, Speedy has been adapted to the new customers needs positioning the product’s differentiating attributes offer: greater uploading speed, greater international speed and the possibility of sharing contents through the net without restrictions. Thus, it was reached 1,099,059 ADSL lines, with a penetration over Basic Telephony lines of 29% in 2009 versus 25% in 2008.

Throughout 2009, in order to increase customer’s satisfaction by developing an integrated and segmented services proposal according to their requirements, the Wi-Fi modem’s self-installation kit was implemented (the installation of the wireless solution conducted by the customer). By launching Sonora (it allows users to play music files when they want with no prior download) and repositioning Aula 365 (first Iberoamerican educational social network which reached 263,000 customers in December 2009) among other actions, the Broadband Value Added Services offer was renewed, achieving a penetration per customer of 30%. The Company has also conducted speed multiplication campaigns which resulted in 79% of the ADSL plant with 1 Mega Byte (“MB”) or more in December 2009 versus 69% in December 2008.

In July 2009, coincidentally with school winter break that was extended to prevent Influenza A spreading, the Company announced the opening of its educational contents for all society through “Aula 365 Speedy”. Only in the first six days from the announcement of this decision, the educational website reached 120,000 visits, and over 500 thousand pages were browsed, thus reflecting a massive social acceptance.

In the second half of the fiscal year the Company launched the TRIO product (package that includes Speedy + flat rate for local calls + digital television service) based on a commercial agreement signed with DirecTV. This, in addition to DUO customers plant (Speedy + TPL), have allowed Telefónica to

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reach a package penetration of 76.3% over the Speedy plant, strengthening its goal of becoming a Broadband company and ensuring customer loyalty through a competitive proposal.

All of these actions helped to increase the ADSL ARPU (monthly average revenue per user) in +$ 11.9, to reduce the churn (average cancellations per month over the average plant) and to consolidate the leadership in Broadband, DUOs (Broadband + Voice) and TRIOs (Broadband + Voice + TV) with 31.6% country market share, and 70% in the southern area in December 2009.

Public telephones

Despite the negative framework as a result of the mobile telephony market solid growth and the reduction of the profitability margins at sale points (with increases in fixed costs and frozen tariffs), Public Telephony revenues were reduced only by 6.2% as regards 2008, compared to the 19.6% reduction recorded in the previous fiscal year, increasing, in turn, the fixed income percentage portion.

In 2009, customer loyalty and retention campaigns were conducted, improvements in the collection and retention operating processes were implemented, and business agreements were renewed and increased, reaching a final plant of approximately 88,500 lines.

In addition, the Company kept encouraging international traffic supported by promotions offered to foreign communities living in Argentina, thus increasing MOU (daily minute average per line) of Booths by 11% as compared to 2008.

Business Unit

The Business Unit is specialized in Small and Medium Companies (“Pymes”), retail and professional business, and it has achieved a revenues grew of 12% in 2009.

During 2009, the Voice over Internet Protocol (VOIP) products marketing was extended, enabling the possibility of having new alternative technologies to provide basic telephony services, having reached the sale of 30% of new basic telephony lines through this way. The computerized workstations concept was extended to the mobile workstation that includes renting a laptop PC. Finally, the marketing of the local voice flat rate, designed for Business clients was extended,  reaching a 29% penetration over the local packages plant, which has enabled traffic shielding, the key to keep growing among the traditional business, reducing traffic variations and increasing revenues.

New Internet value added services products were launched, such as Online branch, which enabled the completion of the services offer to Business Unit customers, facilitating the creation of a web site through friendly software and finally hosting the address and launching it online.

Also, we developed actions focused on personalized management per costumer, multiproduct sales, which enabled us to improve the efficiency of contact sales, and also on measures to improve churn and customers retention.

Finally, a new Business Management model (RAVI 2.0) was developed and implemented, which helps us to detect our customer's consumption needs, creating a new way of communication with our customers.

Wholesale Business

This segment of customers is composed of other Carriers and Telecommunications Services suppliers comprise, in addition to their product and services offerings for retail markets a highly competitive market in capacity and capillarity of the networks available.

The wholesale solutions portfolio for these customers consists, besides the mandatory interconnection offers, in the supply of products and services voluntarily offered (such as digital direct lines, long-distance carriage, point-to-point transmission links, IP traffic, among others) which represents over 70% of direct revenues from this segment and whose relative weight and evolution indicate a growing trend in long-term.

In 2009 a sustained growth for the fourth year in a row was maintained, driven mainly by:

▪	Connectivity and infrastructure needs of the mobile telephony sector with their deployment of networks to offer web access to their customers and the ongoing growth of voice and data traffic.

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▪
The capitalization of opportunities arising from the growing supply of broad band Internet access driven by the customers increasing demand of more speed through the development of specific products (IP Traffic, Megaline, etc.) whose growing broadband and links demand consolidated a significant share in this business revenues in the last years.

Corporate Business

Corporate Business is specialized in the service for Large Companies and Government agencies, with a new Fixed Telephony and IT converging services offer.

During 2009, it achieved a revenue growth of 10.4%. In order to achieve this growth, it was essential the marketing of high value-added solutions, such as Managed Telephony Services and Vertical Solutions for Health and Government sectors. Additionally, the business kept deploying MPLS data network services, maintaining its leadership and increasing its market share in the number of links and in bandwidth.

Fifteen new product were launched, boosting the growth of the chain of value. All of them are part of our converging offer, integrating Fixed Telecommunications and IT services. These products ensure our strategic position for 2010.

Finally, we beat the competition regarding to customers satisfaction. This differentiation factor is based on the customer service provided by our commercial, engineering and post-sale team.

Network and systems services

During this year, the Company strengthened the technological efforts aimed at the convergence of new generation networks. In this sense, the Company continued to implement networks allowing it to accomplish its mission to become a broad band company. Systems efforts were focused on an agile support, that allows a dyamic and adaptable management to ongoing changes.

Networks

Digital Links

Redundant Long-Distance Transport Layer

We are continuing with the deployment of the optical layer on technology Dense Wavelength Divider Multiplexer (“DWDM”) and Automatically Switched Optical Network (“ASON”), both with New Generation functionalities.

Securing

Several links have been secured through different paths. For instance, San Juan-Mendoza, and the deployment in long distance DWDM technology between Tucumán, Salta and Jujuy.

A ring has been built in the Argentine Northwestern, also in long distance DWDM technology that links Córdoba and Tucumán, through our own fiber optic network.

Other Reorganizations

Several links were completed and several extensions were finished in 1 Lambda (10 Gb/s) Long Distance DWDM technology, enabling the extension of the Interurban Transport Network available capacity throughout the country. Also, the available capacities in the Transport Network were extended with Synchronous Digital Hierarchy (“SDH”) equipment, increasing the Ring capacity from 2.5 Gb/s to 10 Gb/s or from 622 Mb/s to 2.5 Gb/s.

The Interurban Long Distance DWDM Chains network was extended, increasing the capacity (bandwidth) between Chivilcoy – Santa Rosa – Trenque Lauquen – Villa Mercedes transmission nodes and also those between Trenque Lauquen and Bahía Blanca, through Coronel Suárez.

All of these works are aimed to cover the demand’s requirements and different products and services’ sale plans.

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ADSL Deployment

Continuing with ADSL deployment and as part of the plan for fiscal year 2009, 185,437 ports were installed in 287 switches, activating during the fiscal year 20 new switches. This increased the plant to a total of 1,413,748 ports installed, achieving a plant efficiency represented by a vacancy of 5.6%.

Development of new generation networks (“NGN”)

Fiber Optic networks and Lan to Lan links were carried out in the access from our Switches to Mobile Operators locations.

Works were completed in 959 2MB/s links between extensions and new links to increase the service provided at Radiobases that already had such connection to our network.

Regarding the IP network, 40 Fast Ethernet links were completed to provide Voice over IP (VOIP), and also 1 GB Ethernet links to the Mobile Broadband service.

Regarding the connection between our switches and those from Mobile Operators, five 10 GB Ethernet and forty five 1 GB Ethernet transmission links were installed.

Technological evolution is leading communication network architecture towards the called NGNs. These new networks allow the convergence of services as they handle electric signals encoded into pulses and conveyed as packets. It is thus possible to provide Telephony, Internet, Data and value-added services through the same transmission network.

The traditional telephony network is gradually migrating towards this technology, and during 2006 secured control and management centers were established in Buenos Aires and several cities in Argentina. As of December 31, 2009, it was reached 33% coverage in NGN technology over the Telephony Transport Network total for vocal traffic. We have launched the VOIP service (fully packetized telephony service), we have reached the first 10,000 customers, and we have a fast growth expectation for upcoming years.

Network and Service Management Integrated System (“SIGRES”)

The deployment of SIGRES is being developed in order to include current services and to add new services. Among others, services such as Speedy, VDSL and VoIP. Additionally, we are in the process of developing new Fiber Optic technologies.

SIGRES is a systemic solution for network and service management. This is a fully flexible solution, which allows work in successive phases to expand the system and keep pace with technological changes and customer demands. In an economic environment with continuous challenges it is extremely important to have access to solutions that maximize network and customer service efficiency. This solution covers every aspect of the Operation Support System (“OSS”), and is based on the Telecommunication Management Forum (“TMF”) model. It is currently being implemented throughout the Telefónica Group’s Operators (Brazil, Chile, Peru, Colombia and Argentina).

The benefits offered by SIGRES include an integrated view of the network, automation of engineering processes, increased proactiveness, improvement in quality perceived by customers, reduced times to repair, and a single management system that integrates events from various network elements and different technologies, among others.

Technical Relationships Portal

Related to a unified portal (Front-end) that enables to manage with a unique vision all technical and operational aspects, interrelating them in a cross and global vision.

Its implementation enables to respond differentially customers according to their segment, improving the operational efficiency on technical areas, increasing customer satisfaction, improving post sale and technical assistance processes, integrating information between management, support and operation areas.

Systems

Hardware and Software Acquisition

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A deep renovation and conversion of computer systems and elements has started, improving timeframes and processes both in critical business points and internal processes.

It includes the renovation of 25% of computers, workstation portability for Managers through lightweight PCs (laptops).

Also we have renovated critical servers for processes, Proxy servers that optimize Internet access and other platforms with direct impact on the Company’s business units and finally on the customer.

On Line Channel

The development of this new application enables the unification of Telefónica’s portals in order to present in one place a variety of possibilities, from the invoice displaying, to consult available offers, verification of processes and, in the future, sales managment and administrative processes.

The portal is built in stages, increasing the different available functions and it integrates with the applications in order to automatize end-user operations, reducing simultaneously the time it takes to customers to reach the solutions offered and the related cost due to the reduction of manual intervention. Digital Invoice is one of the development landmarks of On Line Channel, improving the capacity of customers consultations regarding the contracted services and also to reduce errors related to the distribution of invoices and operational costs. This initiative is also aimed at cooperating with the environment care, reducing paper use.

Collection procedures

In 2009, Telefónica reached the challenging levels budgeted of overdue balances at the beginning of the fiscal year, focusing in considering the growth of business lines of the Company and also maintaining management expenses under control.

The implementation of a new CRM (Customer Relationship Management) system has enabled, among other aspects, greater customer segmentation and the application of new specific and differentiated actions in order to improve the recovery rate of overdue balances.

The initially budgeted amount for Management expenses was maintained based on changes in management and the application of specific actions.

The certification of collection procedures under ISO 9001-2008 standards was also maintained in 2009, for this purpose the management was audited by the Instituto Argentino de Normalización y Certificación (IRAM).

In the Business Unit, a redefinition of the conditions for the incorporation of new customers was made, conciliating objectives of growth and collections. Regarding Residential Customers, the year ended with 20% less cancellations for lack of payment.

Unaudited Information

Significant variables

	Dec-31-05	Dec-31-06	Dec-31-07	Dec-31-08	Dec-31-09
Lines installed	4,728,439	4,818,612	4,916,254	5,037,410	5,077,358
Lines in service	4,534,844	4,638,914	4,591,681	4,605,723	4,610,234
Public Telephones	120,265	119,189	112,396	97,710	88,522
Total headcount (e)	8,898	9,692	10,062	10,708	10,666
Installed lines per employee (a)	531	518	471	479	469
Lines in service per employee (a)	510	479	440	438	426
Network digitalization (%)	100	100	100	100	100
ADSL	301,902	515,612	816,264	1,078,966	1,235,974
Optical fiber cable (kilometers)	18,511	20,679	21,272	21,750	21,860
Capital expenditures in the year (c) (d)	473	568	690	904	976
Net revenues (c) (d)	3,367	3,846	4,186	4,761	5,664
Net income (loss) (c)	767	222	72	337	378
Solvency (b) (d)	0.7	0.5	0.54	0.68	0.72

(a)	Considering total personnel as of fiscal year-end. In 2008, the headcount corresponds to consolidated information of the Company with TDA S.A. (See note 18. to the Company’s financial statements).
(b)	Shareholders’ Equity to Total liabilities from continuing operations.
(c)	In millions of constant pesos (see note 2.1. to the Company’s financial statements).
(d)	In 2008 corresponds to consolidated information of the Company with TDA S.A. See note 18. to the Company’s financial statements.
(e)	Average headcount of the fiscal year.

ECONOMIC AND FINANCIAL ISSUES

The Strategic Plan

The Strategic Plan is a tool essential for the Company to meet the objectives aimed at ensuring maximum value generation in the long-term for all stakeholders (customers, employees, shareholders and the society at large). Thus, the strategy deployed by Telefónica is defined by means of a process that involves all the areas of the Company and generates internal communication channels that encourage thorough analysis, the contribution of ideas and a creative attitude.

Telefónica, in addition to its commitment of basic telephone service supply, has planned to lead the digital revolution. Therefore, it aims on the satisfaction of its customers and shareholders, the innovation of products and services, development of contents and network and diversified businesses. All these actions are included in a model that, from a business point of view, is articulated around the traditional service leveraged in Broadband and Contents’ development and always aimed to obtain profitable growth.

In this context, Telefónica has been working on a deep commercial and operational transformation seeking to position itself as a telecommunications services company that places customer satisfaction in a key place to growth. This change process is reflected today in Speedy’s sweeping leading position, the Broad Band of Telefónica.

In order to continue driving basic telephone service and broadband penetration, as well as the development of new services, the Company will continue to increase the level of investments to traditional basic telephone service and on Broad Band, with the stress on contents and variety of value added services that can be supplied on these services, such as contents, music and games.

Unaudited Information

Financing policy and financial position

As of December 31, 2009, the Company's current assets are lower than its current liabilities by AR$ 738 million.

The Company’s general financing policy consists on covering future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus bank loans and/or access to capital markets and ultimately applying for financing from the Company’s indirect parent company.

In the fiscal year ended December 31, 2009, investments in Fixed Assets and Intangible Assets amounted to AR$ 976 million. For fiscal year 2010, the Company plans to invest approximately AR$ 1,000 million. These are preliminary estimates and are based on technical, economic and commercial factors, exchange rates, evolution of the inflation rate, demand and availability of equipment and buildings.

As of December 31, 2009, Telefónica has financial and banking payables for the equivalent of AR$ 1,126 million, of which AR$ 499 million are classified as non-current in the balance sheet.

During 2009, as well as in prior periods, the Company reduced gradually its financial indebtedness by cancellations at maturity and repurchasing part of its negotiable obligations (see note 10.2 to the Company’s financial statements). The Company expects to settle or refinance successfully the remaining balance of its indebtedness using internally-generated cash flows, as well as possible additional issuances, possible refinancing options and/or other financing alternatives that the Company may consider.

• Negotiable obligations program

As of December 31, 2009, there were two negotiable obligations series outstanding:

Issuance Month/Year	Face Value as of December 31, 2009 (in millions) (b)	Term (in years)	Maturity Month/ Year	Rate per annum (%)	Use of proceeds
08/03	US$144.9	7	11/2010	9.125	a)
08/03	US$116.2	8	08/2011	8.85	a)

a)	Refinancing of liabilities.
b)	Net of the face value of negotiable obligations repurchased in 2009, which to date, have not been cancelled.

As of the date of issuance of the Company’s Financial Statements, in the opinion of the Company’s Management, the Company has met all the obligations arising from the financial agreements.

The Company’s Shareholders’ Meeting held on December 19, 2003 approved the creation of a global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of AR$ 1.5 billion or its equivalent amount in other currencies, and delegated to the Board of Directors the ability to set the remaining issue conditions and to decide to request or not authorization to quote in the BCBA and the MAE (automated over-the-counter market in Argentina) and/or other foreign exchange markets. As of December 31, 2009, there are no negotiable obligations outstanding under this Program, which expired on April 23, 2009.

Unaudited Information

Comparative balance sheet figures

Comparative balance sheet figures	Comparative (1)
(Restated as described in note 2.1 to the Company’s financial statements)	2009	2008

Current Assets	2,028	1,178
Noncurrent Assets	4,934	5,043

Goodwills	31	62

Total Assets	6,993	6,283

Current Liabilities	2,766	1,628
Noncurrent Liabilities	1,304	2,106

Net liabilities from discontinued operations	7	11

Total Liabilities	4,077	3,745

Shareholders´ Equity	2,916	2,538

Total Liabilities and shareholders´ equity	6,993	6,283

(1)
The Company presents its balance sheet figures as of December 31, 2009, along with the balances as of December 31, 2008, which include, for comparative purposes, TDA S.A. balances as of that date (see note 2.5 to the Company’s financial statements).

• Analysis of main changes in balance sheet captions

Current assets increased by AR$ 850 million or 72.2% in 2009 as compared to 2008. The main variations were due to: (i) an increase in Investments of AR$ 651 million, mainly due to deposits; (ii) an increase in trade receivables of AR$ 182 million, mainly due to the increase of billing and in provisions of accrued and unbilled services, partially offset by the increase of the allowance for doubtful accounts; (iii) an increase in Other Receivables of AR$ 22 million, mainly due to an increase in guarantee deposits and other receivable balances, partially offset by a decrease in prepayments to vendors. The increases in current assets were partially offset by (iv) a decrease of AR$ 3 million, AR$ 1 million and AR$ 1 million in Cash, Inventories and Other assets, respectively.

Non-current assets as of fiscal year end decreased by AR$ 109 million or 2.2% as compared to 2008. The main variation corresponds to: (i) a decrease in Fixed Assets of AR$ 97 million as a consequence of the net increase in depreciations, partially offset by the effect of the TDA S.A.’s goodwill allocation; (ii) a decrease in Other Receivables of AR$ 26 million, mainly due to the compensation of the credit of minimum presumed income tax of TDA S.A., which is disclosed net of income tax provision; (iii) a decrease in trade receivables of AR$ 1 million; partially offset by (iv) an increase in Intangible Assets of AR$ 15 million.

The goodwill in 2009 decreased by AR$ 31 million or 50% as compared to 2008, as a consequence of the TDA S.A.’s goodwill allocation (see note 2.2.h)).

Net liabilities from discontinued operations decreased by AR$ 4 million in 2009 as compared to 2008, as a consequence of the elimination of the uncertainties over that amount during the fiscal year (see note 13. to the Company’s financial statements).

Current liabilities in 2009 increased by AR$ 1,138 million or 69.9% as compared to 2008. Such variation is mainly due to: (i) an increase in bank and financial payables of AR$ 550 million, mainly due to the reclassification to short term of negotiable obligations with maturity in November 2010, net of the cancellations made in 2009; (ii) an increase in trade payables of AR$ 320 million mainly due to the

Unaudited Information

increase in balances with suppliers; (iii) an increase in taxes payables of AR$ 234 million mainly due to an increase in income tax liabilities; (iv) an increase in other payables of AR$ 34 million, mainly due to an increase in liabilities of financial instruments; (v) an increase in payroll and social security taxes payable of AR$ 24 million; partially offset by a decrease in reserves of AR$ 24 million mainly due to contingencies payment.

Non-current liabilities in 2009 decreased by AR$ 802 million or 38.1% as compared to 2008. The main reasons of the variation correspond to: (i) a decrease in bank and financial payables of AR$ 744 million mainly due to the reclassification to short term of debt with maturity in November 2010, mainly corresponding to negotiable obligations; (ii) a decrease in taxes payables of AR$ 107 million as a consequence of the decrease in net deferred tax liabilities; (iii) a decrease in payroll and social security taxes payable of AR$ 1 million; partially offset by (iv) an increase in reserves of AR$ 35 million due to contingencies charges and (v) an increase of AR$ 14 million and AR$ 1 million in trade payables and other payables, respectively.

Net income for the fiscal year

Net income for the fiscal year	Comparative (1)
(Restated as described in note 2.1 to the Company’s financial statements)	2009	2008

Income from continuing operations
Net Revenues	5,664	4,761
Cost of Services provided, Administrative and Selling Expenses	(4,644)	(3,827)
Other expenses, Net	(162)	(168)
Financial expense and holding losses	(285)	(224)
Net income before income tax	573	542

Income Tax	(199)	(205)
Net income for the fiscal year from continuing operations	374	337

Income from discontinued operations	4	-

Net income for the fiscal year	378	337

(1)
The Company presents its statement of operations figures as of December 31, 2009, along with the figures as of December 31, 2008, which include, for comparative purposes, TDA S.A. figures as from the acquisition date (see note 2.5 to the Company’s financial statements).

•	Analysis of main changes in statement of operations captions (restated as described in Note 2.1 to the Company’s Financial Statements).

Net income for the fiscal years ended as of December 31, 2009 and 2008 was AR$ 378 million, and AR$ 337 million, respectively, broken down as follows:

▪
Net revenues were AR$ 5,664 million in fiscal year 2009, which compared to AR$ 4,761 million in fiscal year 2008 represented a AR$ 903 million increase or 19.0%. The main increases were observed in special services for AR$ 705 million, basic telephone services for AR$ 187 million, international long-distance service for AR$ 28 million and other for AR$ 19 million, partially offset by a decrease in direct lines for AR$ 17 million, public phones for AR$ 13 million and access charges for AR$ 6 million.

▪
Cost of services provided, administrative and selling expenses amounted to AR$ 4,644 million in fiscal year 2009, which compared to AR$ 3,827 million in fiscal year 2008 represent a AR$ 817 million increase, or 21.3%. The main variations were due to an increase in fees and payments for services of AR$ 341 million, salaries and social security charges of AR$ 274 million resulting from an increase in salaries granted by the Company, taxes for AR$ 51 million, brand license fee for AR$ 29 million, material consumption and other expenditures for AR$ 26 million, amortization of fixed assets and intangible assets for AR$ 35 million, allowance for doubtful accounts for AR$ 24 million, other for AR$ 59 million, partially offset by a decrease in management fee of AR$ 22 million.

Unaudited Information

▪
Other expenses, net, amounted to AR$ 162 million in 2009, which compared to AR$ 168 million in 2008 represented a AR$ 6 million decrease or 3.6%. The main variations were due to a decrease in the employee termination charges and other expenses of AR$ 42 million and AR$ 38 million, respectively, partially offset by an increase in contingencies of AR$ 64 million and net book value of fixed assets retired charges of AR$ 10 million.

▪
Net financial income and losses amounted to a loss of AR$ 285 million in fiscal year 2009, which compared to the loss of AR$ 224 million in fiscal year 2008, represents an increase of the losses of AR$ 61 million. This variation was mainly due to: (i) AR$ 82 million increase in holding loss from financial instruments and AR$ 3 million in the loss from exchange differences, partially offset by (ii) a decrease in interest and net financial charges of AR$ 9 million, mainly due to a decrease in financial payables; (iii) a decrease in the loss from government securities and other of AR$ 15 million.

▪
The charge for income tax as of December 31, 2009 and 2008 amounted to AR$ 199 million and AR$ 205 million, respectively. The variation is mainly due to the increase in net income as of December 2009 as compared to December 2008.

For further details, see the operating and financial review and prospects accompanying the financial statements for the fiscal year ended December 31, 2009.

Proposed income (loss) appropriation
•	Unappropriated income as per the Financial Statements as of December 31, 2008 approved on February 16, 2009	336,651,200

•	Appropriation of retained earnings as approved by the Ordinary Shareholders’ Meeting Special Class A and B Shareholders’ Meeting held on April 20, 2009:

	– To Legal Reserve	(336,651,200)

With the purpose of complying to restore the absorbed Legal Reserve decided in the General Ordinary and Special Shareholders’ Meeting held on April 21, 2006, and up to reach the 20% of the capital stock, plus the balance recorded under the comprehensive adjustment to capital stock account, and considering the criteria of the CNV, in addition to the appropriation to legal reserve of the entire net income of the year 2008, and in order to complete the mentioned restore of the absorbed legal reserve, the mentioned Shareholders’ Meeting disaffected $ 30,219,216 from the Reserve for future dividends and allocated them to Legal Reserve.

▪	Net income of the fiscal year	377,634,540
		=============

▪	Unappropriated income as of December 31, 2009	377,634,540

The Board of Directors submits the following appropriation of retained earnings for the consideration of the Shareholders’ meeting:

Reserve for future dividends		377,634,540

Proposed Directors and Supervisory Committee fees

The Board of Directors proposes that fees be approved for its members in this fiscal year for the amount of AR$ 5,552,346 (Argentine Pesos five million, five hundred and fifty-two thousand, three hundred and forty-six), which includes the amounts that reflect compliance with technical and administrative duties. Additionally, it proposes that payment of fees to the Supervisory Committee should be for the amount of AR$ 465,750 (Argentine Pesos four hundred and sixty-five thousand, seven hundred and fifty).

In addition, the Board of Directors proposes that fees be approved for the members of TDA S.A. board of directors, for the period January-April 2009 for the amount of AR$ 695,410 (Argentine pesos six hundred and ninety-five thousand four hundred and ten), which includes the amounts that reflect compliance with technical and administrative duties, and proposes that payment of fees to the Supervisory Committee for the same period should be for the amount of AR$ 42,000 (forty two thousand pesos).

Unaudited Information

The compensation to the Board of Directors as proposed takes into consideration the respective duties of the members, their competencies and other parameters as mentioned in section 261 of the Companies Law and in section 2, sub-section d), Chapter III, Book I of General Resolution No. 368/01 of the CNV.

PROSPECTS

In the 2001 post crisis scenario, where the companies reacted by carrying out liability restructurings, mergers and acquisitions, the Company faced extraordinary challenges, focusing its decisions in the generation and protection of its cash flows and in the fulfillment of its commitments.

Since 2003, the economy growth facilitated a gradual recovery of the telecommunications services demand, raising the consumption and favoring the development of new services, such as broadband, in a highly competitive environment.

The Company’s results of operations are sensitive to changes in the peso/ U.S. dollar exchange rate due to its primary assets and revenues are denominated in pesos while 36% of its total liabilities are denominated in foreign currency.

In this scenario, the Company has defined the following management priorities for the short and medium term, in order to reach its vision of “Improving people’s lives, facilitate business and contribute to communities progress in which we operate by supplying innovating services based on Information Technologies and communications”:

•	To continue developing the traditional basic telephone service and to add new value added services for the residential segment, small and medium companies, large companies and the Government;
•
Becoming a 2.0 company, leading Internet growth opportunities by developing broadband, considered to be the main lever for growth in the residential segment. The growth plan launched by the Company has allowed it to consolidate its leading position in the area where it is the incumbent, maintaining quality and service standards comparable to the most developed markets around the world and has succeeded in overcoming the challenge of exceeding 1.2 million broadband’s customers in 2009;

•
To continue adding value through an added-value services offer over broadband, enhancing the contents and variety of multimedia services, and developing commercial alliances with third parties to continue improving  the  value proposal offered to customers;

•	To continue investing in the capacity of our network to increase the broadband connection speeds, incorporating new technologies such as VDSL and fiber;
•
To consolidate the Company as a comprehensive supplier for corporate customers, i.e., with a vision focused on integrated solutions based on information technology, adapted to the needs of different sectors of the economy;

•	To drive forward the Company’s conversion into an organization focused on, and committed to, the customer and to quality, through continued improvement in customer satisfaction;
•	To develop our human capital resources in order to consolidate our position among the best companies to work for in Argentina;
•	To promote the development of an innovation-oriented culture;
•	To optimize resource use by simplifying processes focused on customers and generating efficiencies at the operational level;
•	To continue with an adequate cash management, honoring commitments assumed; and
•	To contribute to Argentina’s economic and social development by reinforcing the Company’s positioning as a strategic ally of the country.

In summary, the Company’s long term business strategy consist in keeping and improving its position in the competitive Argentine telecommunications market. This strategy implies the innovation in the development of new offers of telecommunication services, in traditional services plus broadband and others, for corporate and residential customers.

In this line, the Company will continue to invest substantial resources expecting to invest in 2010 over one billion in fixed service and in Broadband, empowering the contents and variety of the value added multimedia services that may be supplied with that service, as well as, in training and personnel development and in incentive programs to reduce costs and improve efficiency.

Unaudited Information

The Company considers that the implementation of these short- and long-term business strategies will continue having a positive impact on the competitiveness of its telecommunications activities, reducing the adverse effects of growing competition.

ACKNOWLEDGMENT

We have reached the objectives of the year thanks to the effort and commitment of all members of the Company, who provided an excellent service from all business lines, ensuring the quality on the services provided and responding to the customers’ needs.

Our collaborators are without question the center, engine and key element of the success of our organization.

We have set the commitment to be a customer-oriented company. For this reason, our vision consist on improving people’s lives, facilitating the development of businesses, and contributing to the progress of the communities in which we operate, providing them innovative services based on information and communications technologies.

I want to thank all employees who are part of the Telefónica Group for their collaboration during this fiscal year; our customers, for trusting us; and our suppliers, for supporting us during fiscal year 2009.

Buenos Aires
February 15, 2010

EDUARDO FERNANDO CARIDE

CHAIRMAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.
Date:	March 25, 2010	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel